Filed by Towers, Perrin, Forster & Crosby, Inc.,

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies:

Jupiter Saturn Holding Company (Commission File No. 333-161705)

Towers, Perrin, Forster & Crosby, Inc. (Commission File No. 132-02690)

Watson Wyatt Worldwide, Inc. (Commission File No. 001-16159)

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On November 13, 2009, the Watson Wyatt board of directors selected the remaining five of its six designees to the twelve-member board of directors of Towers Watson & Co. These designees will become directors of Towers Watson immediately following completion of the mergers of Towers Perrin and Watson Wyatt with wholly-owned subsidiaries of Towers Watson pursuant to the Agreement and Plan of Merger, dated as of June 26, 2009, among Towers Perrin, Watson Wyatt, the Holding Company, Jupiter Saturn Delaware Inc. and Jupiter Saturn Pennsylvania Inc.

As previously announced:

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Towers Perrin Nominees: Towers Perrin will designate the other six members of the Towers Watson board of directors. Pursuant to the Merger Agreement, one of these six designees is Mark V. Mactas, Towers Perrin’s President, Chief Executive Officer and Chairman of the board of directors. Mr. Mactas is currently a member of the Towers Watson board of directors and will serve as President, Chief Operating Officer and Deputy Chairman of the Towers Watson board of directors immediately following completion of the mergers. Towers Perrin will name five additional designees to the Towers Watson board at the effective time of the mergers, four of whom will be independent.

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Watson Wyatt Nominees: Watson Wyatt previously selected John J. Haley, Watson Wyatt’s current Chief Executive Officer, President and Chairman of its board of directors, as one of Watson Wyatt’s designees to the Towers Watson board of directors. Mr. Haley is currently a member of the Towers Watson board of directors and will serve as Chief Executive Officer and Chairman of the Towers Watson board of directors immediately following completion of the mergers. The designees selected by Watson Wyatt on November 13, 2009, include John J. Gabarro, Brendan R. O’Neill, Linda D. Rabbitt and Gilbert T. Ray, each of whom is currently an independent member of Watson Wyatt’s board of directors. Watson Wyatt also designated Gail E. McKee as a non-independent Towers Watson director. Biographical information about (1) each of Messrs. Gabarro, Haley, O’Neill and Ray and Ms. Rabbitt is included in Watson Wyatt’s Amendment to its Annual Report on Form 10-K/A filed with the SEC on October 20, 2009, and (2) Ms. McKee is included in the Current Report on Form 8-K filed by Towers Watson (currently known as Jupiter Saturn Holding Company) with the SEC on November 16, 2009.

As you are aware, on November 9th, the joint proxy statement/prospectus was distributed to all Towers Perrin shareholders, under which Towers Perrin will seek a vote to approve the merger and related matters. Shareholder meetings will be held by both companies on Friday, December 18th, and we anticipate knowing the final outcome of both shareholder votes shortly thereafter.

The transaction remains subject to various closing conditions, including regulatory approval by the European Commission. Subject to approval by the European Commission and the requisite approval of the Towers Perrin and Watson Wyatt stockholders, and assuming the satisfaction of the other closing conditions in the merger agreement, the parties intend to close the transaction as of January 1, 2010.

Where You Can Find Additional Information

This communication was issued November 18, 2009. Towers Perrin and Watson Wyatt have formed a company, Jupiter Saturn Holding Company (the “Holding Company”), which has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT TOWERS PERRIN, WATSON WYATT, THE HOLDING COMPANY AND THE PROPOSED TRANSACTION.

The joint proxy statement/prospectus and the other documents filed with the Commission may be obtained free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Perrin, Watson Wyatt and the Holding Company with the Commission by requesting them in writing from Towers Perrin, One Stamford Plaza, 263 Tresser Boulevard, Stamford, CT. 06901-3225, Attention: Marketing, or by telephone at 203-326-5400, or from Watson Wyatt, 901 N. Glebe Rd., Arlington, VA. 22203, Attention: Investor Relations, or by telephone at 703-258-8000.

Towers Perrin, Watson Wyatt, the Holding Company and their respective directors and executive officers may be deemed under the rules of the Commission to be participants in the solicitation of proxies from the stockholders of Watson Wyatt. A list of the names of those directors and executive officers and descriptions of their interests in Towers Perrin, Watson Wyatt and the Holding Company is contained in the joint proxy statement/prospectus which has been filed by the Holding Company with the Commission. Stockholders may obtain additional information about the interests of the directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, statements about the proposed business combination transaction involving Towers Perrin and Watson Wyatt. Such statements are based upon the current beliefs and expectations of Towers Perrin’s and Watson Wyatt’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Perrin shareholders and Watson Wyatt stockholders to approve the transaction. Additional risks and factors are identified under “Risk Factors” in the joint proxy statement/prospectus included in the amended registration statement on Form S-4/A filed by Jupiter Saturn Holding Company on November 9, 2009 with the Commission and under “Risk Factors” in Watson Wyatt’s Annual Report on Form 10-K filed on August 14, 2009 with the Commission.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. None of Jupiter Saturn Holding Company, Towers Perrin or Watson Wyatt undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.

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